Frederic Dorwart, Lawyers PLLC

Attorneys at Law

Old City Hall	Telephone (918) 583-9922
124 East Fourth Street	Facsimile (918) 584-2729
Tulsa, Oklahoma 74103

MEMORANDUM

date:	July 15, 2024

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF” or the “Registrant”) Registration Statement filed on Form N-14 on June 14, 2024 (333-280205; Accession No. 0001213900-24-052733)

from:	Jacob Calvani, Frederic Dorwart, Lawyers, Fund Counsel

to:	Megan Miller, Securities Exchange Commission (“SEC”)

cc:	Bill King, Cheryl Briggs, Catherine Dunn, Mathew Stephani

The following comments were provided by Ms. Megan Miller in a phone conversation with Jacob Calvani, Legal Counsel to CHF, on June 25, 2024. Please see CHF’s responses to the comments and let us know if you have any further questions. We believe that the disclosure changes and responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek acceleration of effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.

Comment #1: Check accession numbers for accuracy on the financial statements for the annual and semi-annual reports.

Fund Response: Accession numbers have been updated.

Comment #2: Please confirm that the fees are current in accordance with Form N-14, Item 3(a).

Fund Response: Confirmed. Fees are current.

Comment #3: Please explain why the full amount of shareholder servicing fees are not being waived in some instances.

Fund Response: Not every shareholder servicing client is affiliated and thus different amounts are waived.

Comment #4: In the “Examples of Fund Expenses” tables, please include 3 years in accordance with Item (3), instruction 4(a).

Fund Response: Tables revised to include 3 year data.

Comment #5: Please reflect any deferred sales charge or load by assuming redemption of entire account at the end of the year in which the sales charge load is due (Item 3, instruction 4(b))

Fund Response: The sales load is already included as a 2% front load. Deferred load ony applies to cover dealer concessions for purchases over $200,000.00.

Comment #6: Please consider including the dollar amount of the cost absorbed by the Adviser in “Expenses of the Merger.”

Fund Response: The following statement has been added to the section “Expenses of the Merger”:

“Expenses borne by CHIM in connection with the Merger are estimated to be approximately $115,000.00.”

Comment #7: In the lead in to pro forma capitalization table, please include a disclaimer stating that the Acquiring Fund shares actually delivered to Target Fund shareholders upon the consummation of the Merger may differ than the number estimated in the pro forma capitalization table included in the Registration Statement.

Fund Response: The following disclaimer has been added:

“The following data is provided for informational purposes only. No assurance can be given as to how many shares will be received upon consummation of the Merger. The actual number of shares received by Target Fund shareholders upon consummation of the Merger may differ from the projections provided below.”

Comment #8: Please confirm that there have been no material changes since the most recent balance sheet date that should be reflected in the pro forma capitalization table.

Fund Response: Confirmed, there have been no material changes since the most recent balance sheet date that should be reflected in the pro forma capitalization table.

Comment #9: Cap table: Share adjustments depicting the issuance of shares of the Acquiring Fund in exchange for the Target Fund shares should be shown. Please update accordingly (typically a footnote or separate column).

Fund Response: Share adjustment column added to pro forma cap table

LEGAL COMMENTS

The following comments were provided by Mr. Aaron Brodsky in a phone conversation with Jacob Calvani, Legal Counsel to CHF, on July 9, 2024. Please see CHF’s responses to the comments and let us know if you have any further questions. We believe that the disclosure changes and responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised. It is anticipated that the Fund will seek acceleration of effectiveness of its Registration Statement, as amended, as soon as practicable after the filing of the next pre-effective amendment.

Comment #1: In connection with the disclosure regarding the key benefits of the merger, please describe why the combined fund will have greater long-term product viability.

Fund Response: The disclosure regarding the long-term product viability of the combined fund has been revised to read as follows:

“The Acquiring Fund has a larger asset base and a shorter duration. The size of a fund can influence decisions regarding continuing viability. Longer term investments in a high interest rate environment can also influence viability, and, in turn, the size of a fund. Each of the Acquiring Fund and Target Fund have seen recent reductions in size, with the Target Fund affected to a greater extent. Management believes that a single fund will benefit the larger combined asset base and may provide operational efficiencies. By acting now to merge the Target Fund with the larger, and shorter duration, Acquiring Fund will offer, greater long-term product viability than if the Target Fund and Acquiring Fund were to remain separate.”

Comment #2: Please also describe how the funds’ respective durations factored into the merger decision.

Fund Response: The following disclosure has been added to the section “What do we view as key benefits of the Merger?””

“The Acquiring Fund has outperformed the Target Fund in recent times due in large part to the high interest rate environment, which negatively impacts funds with longer durations more than it does funds with shorter durations. As rates have remained high, the Registrant determined that merging the Target Fund, with its less favorable investment duration in a high rate environment, into the Acquiring Fund, with its more favorable investment duration in a high rate environment. Further, the resulting combined fund, with a larger asset base and a duration more favorable in a higher interest rate period, was preferable to liquidating the Target Fund altogether.”

Comment #3: Under the heading “what do we view as key benefits of the merger,” there is a reference to “market conditions,” please disclose the market conditions and please include an explanation as to why CHIM believes the Acquiring Fund’s recent superior performance will continue.

Fund Response: The applicable disclosure has been revised to read as follows:

“The Acquiring Fund has outperformed the Target Fund for each of the trailing 1, 3, 5, and 10 year periods and in each of the periods ended December 31, 2022, and December 31, 2023. CHIM acknowledges that, from each fund’s inception through the period ended December 31, 2021, the Target Fund posted better performance than the Acquiring Fund. However, given the persistent high interest rate environment affecting each of the Acquiring Fund and the Target Fund, CHIM anticipates that the Acquiring Fund’s recent comparably superior performance will continue while interest rates remain high.”

Comment #4: The first bullet under “why has board approved merger” indicates that the investment objective and principal strategy are substantively identical. Please revise this statement and similar statements elsewhere in the filing to address disclosures in the filing list several differences that may be substantive.

Fund Response: The Registrant has replaced the words “substantively identical” with the words “materially similar” throughout the filing.

The Registrant had used the words “substantively identical” in its initial filing to indicate that the wording of the investment objective and principal strategy are very similar and in practice, each fund pursues its objective, through its strategy, in a manner that is functionally equivalent. To be more specific, one difference in wording includes seeking income and capital appreciation versus total return. The words on paper are not identical but definitionally, income generation is one of the key components of the total return equation; the other, is capital appreciation. Another wording difference is a statement that the Acquiring Fund normally invests at least 65% of net assets in interest bearing bonds. In practice, the same is true for the Target Fund. It has, since inception, held at least 65% of its net assets in interest bearing bonds. One acknowledged difference is the duration of the funds, which directly impacts turnover (other things being equal, shorter duration results in higher turnover). Shareholders of the Target Fund were given more than 60 days’ notice of the change in duration associated with the merger. As noted elsewhere, in a high interest rate environment, a shorter duration is a benefit to investors.

Comment #5: Please disclose that the target fund’s fee waivers will not apply to the acquiring fund post-merger if accurate.

Fund Response: The second sentence of the third bullet point in the section titled “Why has the Board approved the Merger?” has been revised to read as follows:

“However, the total annual fund operating expenses of the Acquiring Fund are currently 21 bps higher than those of the Target Fund because of the Target Fund’s higher fee waivers, which will not apply to the Acquiring Fund after consummation of the Merger. The existing contractual agreement from the Adviser to waive or reimburse certain expenses for the Target Fund expires on December 31, 2024.”

Comment #6: In connection with disclosure under the investment objective and strategy comparison heading, please delete the term “substantively identical” with respect to the investment objective and please use a different phrase or otherwise explain how having a primary objective of income and a secondary objective of capital appreciation is not materially different than having a primary investment objective of total return. (page 3)

Fund Response: The Registrant has replaced the words “substantively identical” with the words “materially similar” throughout the filing.

As noted in the Fund Response to Comment #4, income generation is one of the key components of the total return equation; the other, is capital appreciation. In terms of the operation of the surviving fund, the elements of total return, seeking income and also capital appreciation will continue to be pursued.

Comment #7: Under the principal risk comparison heading (page 5) please provide a narrative comparison of risk including explanation of why including why portfolio turnover risk is a principal risk for the Acquiring Fund but not the Target Fund, please also revise discussion to include duration risk between the funds.

Fund Response: The following statement has been added to the first paragraph under the heading “Principal Risk Comparison”:

““Portfolio Turnover Risk” presents itself as a principal risk when a fund, such as the Acquiring Fund, holds its investments for a shorter specified period resulting in comparatively increased turnover, and thus applies to the Acquiring Fund rather than the Target Fund because the Acquiring Fund has a shorter duration (less than three-and-one-half years) than does the Target Fund (three to five years). Shareholders of the Target Fund were provided with more than 30 days advance notice of the intended change in duration associated with the proposed merger. The Portfolio Turnover Risk is a direct result of that change.”

Comment #8: Under the fund performance comparison heading, please confirm that the performance presented for Acquiring Fund and Target Fund is for the same time periods.

Fund Response: The performance presented for the Acquiring Fund and the Target Fund are for the same periods (calendar years ending 12/31). The Registrant also provided performance for Q12024 for each fund in footnotes.

Comment #9: Under the fund performance comparison heading on page 7, there is a reference to the Acquiring Fund using the ICE BofA Merill Lynch 1-5 year U.S. Corporate Government Index as a benchmark. Recent SEC rules define a broad-based index as one that represents the overall applicable domestic or international equity or debt markets. The index listed in the disclosure appears to represent a subset of the overall debt market. Please confirm that the fund will utilize an index that complies with the new rules by the compliance date for those new rules.

Fund Response: The Acquiring Fund has added an index that complies with the new definition of broad-based indices.

Comment #10: In connection with fee table on page 9, please disclose that Acquiring Fund fee waivers extend for one year from the effective date of the N-14.

Fund Response: The final sentence of the narrative provided in connection with the fee table on page 9 has been revised to read as follows:

“If the Merger is consummated, the termination date will be extended until the one-year anniversary of the effective date of this Prospectus/Information Statement.”

Comment #11: On page 12 of the filing, there is a statement to the effect that the principal risks of the Target and Acquiring Funds are identical except with respect to “Portfolio Turnover Risk” listed in connection with Acquiring Fund’s limited duration. Please confirm that this is accurate.

Fund Response: The principal investment risks for each of the Target Fund and Acquiring Fund were pulled directly from their respective prospectuses. The Acquiring Fund has one additional risk, being the “Portfolio Turnover Risk,” because its shorter duration means that it turns over investments more quickly than does the Target Fund. It is a direct result of the change in duration. Otherwise, the principal risks of the Target and Acquiring Funds are identical, meaning the statement on page 12 is accurate.

Comment #12: On page 16 under the “board consideration” heading, there is a reference to the funds having identical objectives and strategies. Please consider and revise “identical investments” language here and elsewhere, as appropriate.

Fund Response: The use of the word “identical” when used in comparing investment strategies and principal risks, along with the phrase “substantively identical” when used in the same context, have been replaced with the phrase “materially similar” throughout the filing. With respect to the example given in Comment #12, the disclosure was intended to illustrate that, although the Target Fund does not state that it normally invests 65% of its net assets in interest-bearing bonds, it has, since inception, normally held at least 65% of its net assets in interest-bearing bonds. The relevant disclosure has been revised to read as follows:

“With respect to item (iii) in the preceding paragraph, the Acquiring Fund normally invests at least 65% of its net assets in interest-bearing bonds; the Target Fund has also invested at least 65% of its net assets in interest-bearing bonds since inception.

Comment #13: The disclosure on page 15 references the reasonableness of the Acquiring Fund’s higher fees. Please disclose why the Acquiring Fund’s higher fees are reasonable in view of its recent performance.

Fund Response: The final sentence of the third paragraph of the subsection “Portfolio Management” in the section titled “Board Considerations” has been revised to read as follows:

“Shareholders of the Target Fund will pay higher overall fees after the Merger, in large part because fee waivers that have been in place for the Target Fund, which expire on December 31, 2024, have not applied to the Acquiring Fund, due to its relative superior performance. The Board considered the recommendation of CHIM regarding the overall benefits to Target Fund shareholders as described above and the reasonableness of the higher Acquiring Fund fees in light of recent performance and expiring fee waivers.”

Comment #14: Please provide the actual Plan of Reorganization rather than a “form of” agreement.

Fund Response: The actual Plan of Reorganization has been provided.

Comment #15: Please be sure that the legal opinion, once filed complies with CF Bulletin No. 19 “Legality and Tax Opinions in Registered Offerings”.

Fund Response: The legal opinion complies with CF Bulletin No. 19.

Comment #16: For the tax opinion, please include the actual tax opinion once it is obtained rather than a “form of” tax opinion.

Fund Response: Registrant undertakes, in Item 17(3) of Part C of the Registration Statement, to file the final tax opinion. In response to the Comment, Registrant agrees to file, by post-effective amendment, an opinion of K&L Gates LLP supporting the tax consequences of the Merger within a reasonably prompt time after receipt of such opinion.

Comment #17: Please include a signature of the comptroller or principal accounting officer or confirm that one of the current signatories serves in such role.

Fund Response: .The Registrant’s Principal Accounting Officer, Denise Lewis, has signed the filing.